Mail Stop 4561

November 9, 2007

Stephen A. Hellrung, Esq.
Senior Vice President, General Counsel
    and Secretary
New Giant Corporation
814 Livingston Court
Marietta, Georgia 30067

        Re: **New Giant Corporation**
                 Amendment No. 1 to Registration Statement on Form S-4
                 Filed on October 17, 2007
                 File No. 333-145849

Dear Mr. Hellrung:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Opinion of Financial Advisor to Graphic, page 40

Contribution Analysis, page 41

1.   Please disclose the projections of EBITDA and free cash flow relied upon by Goldman Sachs in performing the contribution analysis. Goldman Sachs appears to have used these same projections in the analysis of transaction implied multiples and the illustrative future stock price analysis.

2.   Please disclose at the end of this section, for purposes of making the comparison, the pro forma ownership of the combined company by Graphic and BCH stockholders following consummation of the transactions.

3.   Please disclose why Goldman Sachs did not simply add the estimates of EBITDA and free cash flow for the two companies and calculate percentages based on the sum of these two values. In other words, please disclose how these estimates were used to derive the implied equity percentages disclosed in the chart on page 42.

Analysis of Transaction Implied Multiples, page 42

4.   Please clarify your disclosure as to how Goldman Sachs arrived at an implied
        enterprise value for BCH of $1.8 billion.

5.   This analysis appears to demonstrate that under all projections, the current
        purchase price values BCH at more than the implied multiple for Graphic itself,
        and notably more than the implied multiple for Rock-Tenn. If this is the case,
        please disclose this in clear language for your investors.

6.   We note your response to comment 12 of our letter dated October 4, 2007. If
        Goldman Sachs provided an informational report to the Graphic board of directors
        regarding implied multiples for other companies in the paper-based packaging
        industry, please disclose for your investors the results of those reports. Please
        also disclose for investors why Goldman Sachs performed a formal analysis for
        only one comparable company.

Illustrative Discounted Cash Flow Analysis, page 43

7.   Please disclose in this section, for purposes of making the comparison, the pro
        forma ownership of the combined company by Graphic and BCH stockholders
        following consummation of the transactions. Then, please compare these figures
        for your investors with the implied pro forma ownership calculated in your
        analysis.

8.   Similarly, please disclose in this section, for purposes of making the comparison,
        the current equity values Goldman Sachs calculated for both BCH and Graphic, as
        developed, for instance, in the analysis of transaction implied multiples. Then,
        please compare these figures for your investors with the illustrative equity values
        arrived at in your discounted cash flow analysis.

Selected Transactions Analysis, page 43

9.   We refer to comment 14 of our letter dated October 4, 2007. Please explain the
        significance of the comparison of levered aggregate consideration as a multiple of
        last twelve months sales, if comparable figures were not developed for the current
        transaction.

Illustrative Future Stock Price Analysis, page 44

10.   Please disclose why Goldman Sachs applied a forward EBITDA trading multiple
        of 8.5x in each of the three scenarios. Likewise, please explain why Goldman

Sachs used an equity discount rate of 12% in this analysis. Finally, please briefly describe how Goldman Sachs adjusted the EBITDA estimates to include synergies.

Miscellaneous, page 45

11.   We note that the description of the material relationships between Goldman Sachs and Graphic does not provide a narrative and quantitative description of the fees paid or to be paid to Goldman Sachs and its affiliates by Graphic and its affiliates in connection with services provided during the past two years. Please revise the registration statement to provide such disclosures. If Goldman Sachs has an equity interest in Graphic, please disclose this to investors.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Marc D. Thomas at (202) 551-3452 or Mark A Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (404) 253-8376
William Scott Ortwein, Esq.
Alston & Bird LLP